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                                                                    EXHIBIT 20.4

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LETTER TO THE SHAREHOLDERS OF IVANHOE MINES LTD.

                                                                     May 8, 2002

DISCOVERING OUR FUTURE IN MONGOLIA

The past year has seen a significant transformation of our corporate priorities, and of the investment community's enthusiasm over our exploration program. This transformation was sparked by our discovery of an important new, high-grade, gold and copper porphyry deposit at Turquoise Hill (Oyu Tolgoi), in Mongolia's South Gobi region. The Turquoise Hill discovery represents the culmination of more than five years of diligent, geologic analysis by our exploration team, led by Douglas Kirwin. We applaud the team's professionalism and perseverance.

During the year, Ivanhoe's operating mines, along with those run by our peers, were saddled with low commodity prices, which had an impact on our earnings. Market conditions for copper and iron ore pellets remain dependent on the strength of the economic recovery. While this situation may limit price increases for those commodities, at least in the short term, the projects driving our growth have profound potential. The commencement of gold and silver production at our Eunsan Mine is consistent with our long-term strategy of delivering strong, diversified earnings.

We are pleased by the overwhelmingly positive response by investors to the success of our exploration programs. Ivanhoe's shares have rebounded from a low of CDN60 cents in late-2000, to a recent high of CDN$3.65, and the company has raised more than CDN$1 15 million (US$72.7 million) in equity financing since last summer. Our balance sheet now is stronger than it has been for several years and we are well positioned to build a steady increase in value for our shareholders during the years ahead.

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TURQUOISE HILL GOLD AND COPPER DISCOVERY LIGHTS THE WAY IN MONGOLIA

The Turquoise Hill discovery has opened the world's eyes to the promise of a major new gold and copper mineral province in Mongolia's southern Gobi Desert region.

A preliminary, independent resource estimate by AMEC E&C Services Limited, of Toronto, Canada, in early March, 2002, found that just one portion of the Southwest Oyu Discovery Zone at Turquoise Hill contains an estimated, inferred resource, based on a cut-off grade above a 0.30% copper equivalent, of 588 million tonnes, grading 0.53 grams per tonne of gold and 0.41 % copper - containing 10 million ounces of gold and 5.3 billion pounds of copper. This estimate did not include four nearby, related mineralized zones within the 12-square-kilometre core of the Turquoise Hill project area, which are being drilled as part of Ivanhoe's ongoing exploration program. Considering that the area covered by the AMEC resource estimate is a small fraction of the overall project area, we're confident that we've just scratched the surface of this outstanding project and of the potential of this belt of rocks in the Gobi.

We now hold a 100% interest in the Turquoise Hill project, subject to BHP Billiton's 2% royalty. BHP Billiton holds certain back-in rights in the project that become exercisable if copper mineralization meeting certain contractually defined parameters is identified on or before June 7, 2002. If copper mineralization meeting these parameters is not identified by June 7, 2002, BHP Billiton's back-in rights will expire on that date.

Mongolia has a stable, democratic government and progressive mining laws. The national government is encouraging new investment and we have reason to believe that a more competitive taxation framework will be introduced soon. Mongolia and Canada are preparing to sign a limited tax treaty, dealing with the issue of double taxation, by the middle of this year.

The proposed construction of a new rail link between Mongolia's South Gobi region and China is being studied in a joint undertaking involving the governments of Mongolia and China, and Ivanhoe Mines. Given that China is the world's largest importer of copper, the location of the Turquoise Hill deposit on China's doorstep means that Mongolian copper could be quickly and efficiently delivered to markets in China and to export terminals serving major Asian consuming nations, such as South Korea and Japan.

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Our success at Turquoise Hill has launched a staking rush in southern Mongolia by many mining and exploration companies. The good news for Ivanhoe shareholders is that we had a headstart on competitors in assessing the area's top prospects. We have moved quickly to gain maximum advantage from the opportunity provided by our exploration team. Believing that Turquoise Hill is only the first of several significant mineral discoveries that will be made in Mongolia over the next few years, we have acquired exploration tenements covering more than 50,000 square kilometres (19,300 square miles) of what we consider to be the most strategic ground along the South Gobi porphyry belt. We already have a large team of geologists and geophysicists conducting a detailed regional exploration program on high-priority targets that we have identified within our massive land assembly in the South Gobi, beginning with high-priority prospects that include Kharmagtai, Shuteen, Oyut Ulaan, Chandman Uul and Oyut Ovoo.

The geology and tectonic setting of the South Gobi region compare favourably to gold-rich, porphyry copper deposits that have been discovered in other countries, and our ability to focus on specific deposit models and exploration philosophies gives us a distinct advantage in looking for the next Turquoise Hill.

IVANHOE NOW A DIVERSIFIED PRODUCER OF GOLD, SILVER, COPPER AND IRON ORE

EUNSAN GOLD AND SILVER MINE, SOUTH KOREA

The recent start of production at our new, high-grade Eunsan Gold and Silver Mine in South Korea has expanded the diversification of our investment locations and increased our exposure to gold and silver. The Eunsan Mine initially is processing stockpiled, high-grade, open-pit ore as it scales up toward commercial production. The mine will follow an orderly ramp-up schedule, blending the stockpiled ore with increased proportions of higher-grade underground ore later in the year. In 2002, we expect to produce approximately 9,000 ounces of gold and 350,000 ounces of silver. When commercial underground production from high-grade ore begins later this year, Eunsan is expected to produce up to 50,000 ounces of gold and 1 18,000 ounces of silver on an annual basis for at least two years. Drilling is continuing at other targets to define the grades and the extent of the gold and silver mineralization. The current development concept is to mine three or more nearby deposits and feed the ore to the Eunsan mill.

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MONYWA COPPER PROJECT, MYANMAR

Our 50%-owned S&K Copper Mine in Myanmar produced 25,900 tonnes of copper cathode in 2001 and recorded a profit of US$2.5 million, which was applied against the mine's project loan. Including the reserve payment held in escrow, the balance owing on the project's original US$90 million loan now has been reduced to US$45 million. The mine recently reached another international benchmark with the receipt of London Metal Exchange (LME) registration for its cathode copper effective December 13, 2001. The registration certifies that Monywa S&K copper has a purity level exceeding 99.999%, the LME Grade A standard, and that, among other things, the copper conforms to the specifications covering shape and weight as defined by the LME's special contract rules. The certification adds a premium of approximately US$30 to each tonne of copper sold, or 1.4 cents a pound.

The planned, phase-two development of the Letpadaung deposit, located six kilometres south of the S&K Mine, will include a designed production rate of 125,000 tonnes (275 million pounds) of copper a year, and a flow sheet, metallurgy and process design very similar to the S&K Mine's. The estimated capital cost to develop the Letpadaung deposit is US$390 million. Ivanhoe is continuing detailed negotiations with potential Japanese, Korean and Chinese institutions that have expressed intense interest in participating in the Letpadaung project. With the recent completion of a viable plan for the supply of electricity to Letpadaung, we expect financing activities leading to construction to proceed in the near future.

SAVAGE RIVER IRON ORE MINE, AUSTRALIA

The Savage River iron ore interests experienced a difficult year in 2001, affected by a global slowdown in the steel industry that severely reduced demand for iron ore pellets. The first signs of softening markets came in mid-2001 when steel mills limited the annual increase in pellet prices to 1.75%, which was well below the expected 5%. At the Savage River Mine in Tasmania, Australia, pellet production in 2001 was 2.02 million tonnes, 2% below the 2000 production. However, total pellet tonnage sold in 2001 was 14% below the previous year, due in part to weakened demand for iron ore pellets from steel producers.

When we acquired Goldamere Pty. Ltd.'s Savage River iron ore mine and pellet plant,

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we assumed that the iron ore cycle would act like other cycles, and that strong demand and prices for Goldamere's iron products would continue for several more years. Unfortunately, this cycle was different; the downturn in mid-2001 was faster and sharper than expected, which severely impaired the viability of Goldamere's Australian iron ore operations in the second half of 2001.

With weakness in the iron ore pellet market now expected for the next few years, the Savage River assets were written-down by $53.8 million, and future income tax assets, associated with the mine's cumulative net operating loss balance at September 30, 2001, also were written off. The total loss for the operation in the past year was US$66.2 million, including a foreign exchange loss of US$7.9 million. Operations have been in accordance with the mine plan during the first several months of 2002.

BJORNEVATN IRON ORE MINE, NORWAY

The Bjornevatn mine in Norway remained on care and maintenance throughout 2001. The company was not successful in securing additional financing from potential investors to complete necessary work to reinstate the operation. Ivanhoe plans to relinquish its interest in the Norwegian project in 2002.

BAKYRCHIK GOLD MINE, KAZAKHSTAN

Production recommenced at the Bakyrchik Gold Mine, in northeastern Kazakhstan, in late 2001. The first gold dore bar was poured in October, marking the first gold produced at the Bakyrchik Mine since 1996, when Ivanhoe acquired its initial interest in the project. The economics of the open-pit project are being tested on oxidized ore material stockpiled on surface from previous operations. We continue to hold the asset in anticipation of higher gold prices and are investigating alternatives to economically mine and process the large underground, sulphide gold deposits.

RISING METALS CYCLE
RENEWS INTEREST IN THE MINING SECTOR

Recent months have seen a welcome shift in investment interest back to base metals, precious metals and the activities of the mining sector. Most analysts and fund

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managers are bullish on the gold price, so they're getting back into gold stocks and, in particular, gold companies. The price of gold has risen briskly this year, and industry experts are predicting that it will remain in a long-term cyclical climb.

Base metal and gold mining companies are returning to favour because of basic supply and demand fundamentals. Global gold production, which amounted to 83.4 million ounces last year, has been flat-to-declining during the past few years, while costs have been rising. The need to find new, high-quality projects will become critical during the next three to four years, given that it typically takes about six years to develop a gold prospect from an exploration project to a producing mine.

PUTTING PEOPLE FIRST

Ivanhoe benefits from the efforts of a team of talented people who are deeply committed to their work. One result is the quality of the discoveries made by our exploration team in Mongolia, South Korea and Myanmar. We also salute the determination of our colleagues at the mines in Myanmar, Kazakhstan and Australia who have persevered during difficult market conditions.

During the year, Ivanhoe was privileged to welcome Ed Flood and Hugo Dummett to the executive management team, and Dr. Marc Faber to the Board of Directors. We look forward to tapping their industry experience to help guide the company's continuing growth.

While our paramount obligations are to Ivanhoe shareholders, we regard our participation in projects in Central and Southeast Asia as long-term investments that are contributing in a most positive, non-political way to regional economic advancement and, in the process, to the betterment of those employees and their families whose incomes are directly and indirectly tied to the projects.

In Myanmar, Ivanhoe has dedicated a continuing portion of its revenues from the S&K Mine to help pay for specific health care and education services to communities in the vicinity of the mine. The charitable foundation supported by Ivanhoe Mines' Chairman Robert Friedland has donated medical equipment to area hospitals and improved water and sewer services in the mine community.

The Ivanhoe Board of Directors welcomed the recent decision by the Myanmar

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government to lift restrictions on public activities by Aung San Suu Kyi, the leader of Myanmar's National League for Democracy. The Board noted that Razali Ismail, the United Nations' special envoy who has been instrumental in the success of reconciliation talks between the government and Ms. Suu Kyi, believes that the government's action demonstrates its commitment to the objective of democracy for Myanmar. The Ivanhoe Board said in a public statement that it supported this objective and commended the government for its decision.

ENVIRONMENTAL STEWARDSHIP

Our environmental stewardship and site reclamation work continued during the year. Our employees everywhere are aware of Ivanhoe's unwavering commitment to environmental, social and operational excellence. It's gratifying to see successes receive the recognition they deserve, and the Ivanhoe board of directors commends all employees who contributed to the environmental programs at all of our operating mines and exploration projects.

The Savage River mine received the Tasmanian Environment Minister's 2001 Environmental Excellence Award for the Mining and Mineral Processing Sector, a well-deserved recognition of the mine employees' innovative environmental management practices.

In 2001, the S&K Copper Mine in Myanmar obtained ISO 14001 certification, the internationally recognized, independent standard for environmental management and protection, and one of the most exacting, impartial benchmarks used to evaluate environmental management systems. ISO 14001 certification assures our customers and business partners that we employ practices and programs that maximize our environmental efforts.

WE'RE MORE THAN PLEASED WITH OUR PROSPECTS

Ivanhoe Mines has completed the most productive year in its history. From exploration successes to the output of copper, iron ore products, gold and silver, we are pleased with our achievements during a year in which international markets were roiled by powerful economic forces and tragic events in the U.S.

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History has shown that a great mineral discovery can rapidly and dramatically lift the fortunes of a company and its shareholders. Given the demand for metals to build modern economies throughout Asia, and especially China, we are more than pleased with our prospects.

/s/ Robert M. Friedland                         /s/ R. Edward Flood
Robert M. Friedland                             R. Edward Flood
Chairman                                        Deputy Chairman

Forward-looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Ivanhoe Mines' periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Douglas Kirwin, Ivanhoe Mines' Senior Vice-President, Exploration, and a "Qualified Person" as defined by National Instrument 43-101 of the Canadian Securities Administrators, oversees the company's exploration programs and has reviewed the technical information contained within this release.

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